THE FRANCE GROWTH FUND, INC.
                                666 THIRD AVENUE

                            NEW YORK, NEW YORK 10017

DATE:  January 31, 2001                CONTACT:  Steven M. Cancro, Esq.
                                                Vice President and Secretary
                                                (646) 658 - 3663

The France Growth Fund, Inc. (the "Fund") (NYSE: FRF) has commenced its previously announced tender offer for up to 3,018,000 shares. On January 26 , 2001, 15,090,000 shares of the Fund's common stock were outstanding. The offer is for cash at a price equal to 98% of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on the business day the offer expires. The offer and withdrawal rights will expire at midnight on Wednesday, February 28, 2001, unless the offer is extended.

The complete terms and conditions of the offer are set forth in the offer to purchase, letter of transmittal and other related materials being filed today with the Securities and Exchange Commission (SEC). Copies of the offer and transmittal letter are being distributed to shareholders of the Fund.

Shareholders should read the Fund's offer to purchase because it contains important information about the tender offer. Shareholders can obtain the offer to purchase and other documents that are filed with the SEC on the SEC's Web site at http://www.sec.gov. Also, shareholders may write or call the Fund requesting these documents which the Fund will send to them (for free):

--  Tender offer statement (except for exhibits)

--  Offer to purchase

--  Letter of transmittal

--  Notice of guaranteed delivery

The France Growth Fund with assets of approximately $180 million is a closed-end fund listed on The New York Stock Exchange. The Fund is a diversified, closed-end management investment company the objective of which is long-term capital appreciation through investment primarily in French equity securities. The Fund's investment adviser is Indocam International Investment Services, which is part of the Indocam Asset Management Group, an indirect wholly-owned subsidiary of the Credit Agricole Group.Stockholders can call or write Mr. Cancro at the number or address listed above.